

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 8, 2016

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

   **Re:** **Lonestar Resources US Inc.**
      **Amendment No. 3 to Registration Statement on Form S-1**
      **Filed December 6, 2016**
      **File No. 333-214265**

Dear Mr. Bracken:

   We have reviewed your amended registration statement and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2016 letter.

Risks Related to our Class A Common Stock, page 41

1.  As of September 30, 2016 you had 8,022,015 Class A shares outstanding. You are offering 8,750,000 shares plus the overallotment shares. Please add a risk factor addressing the potential impact of more than doubling the number of Class A shares outstanding upon the market price of the Class A shares as well as any dilutive impact.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Legal Branch Chief
Office of Natural Resources

cc:    J. Michael Chambers
        David J. Miller
        Latham & Watkins LLP